
HIGH-END REAL ESTATE FOR EVERYDAY INVESTORS

For the first time ever, we're giving retail investors access to the same kinds of commercial properties that billion-dollar institutions chase—apartment buildings, retail centers, and more—without needing millions in capital. You can start your commercial real estate investment journey today by accessing multi-million dollar income producing properties. Join us as we grow our portfolio.

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$3.50
Share Price

$1,001*
Min. Investment

Form C   SEC Filings   Investor Education

15% BONUS   **UNLOCK 15% BONUS SHARES** →



INVESTMENT DETAILS

Real Estate Returns Without the Volatility

Our professionally managed real estate portfolio is designed to generate income and long-term value. Known for their stability, Real Estate Investment Trusts (REITs) aren't as volatile as other sectors and are historically less affected by daily ups and downs in the market. This offering is an opportunity for:

Shares of a real estate company developing a REIT

backed by income-producing real estate

Regular dividend payments forecasted

within 24-36 months. REITs are required per IRS code to distribute at least 90% of taxable income. AARE plans to payout 100%[2]

Long-term appreciation

as we acquire and grow a portfolio of hard assets

VALUATION

Public REITs Trading at More Than 100x

AARE' valuation:















Our Current Valuation

Public REITS:

$40-120B

EQUINIX | CROWN CASTLE | Public Storage | SIMON | REALTY INCOME | PROLOGIS Ahead of what's next | AMERICAN TOWER

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Current & Future Valuation + Growth Forecast

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OPPORTUNITY

Commercial Real Estate **Prices Have Dropped**

Rising interest rates and a **$4.7 trillion**[1] debt wall are forcing big owners to sell. Buildings that once sold at peak prices are now trading at steep discounts, 30%-40% off. This doesn't happen often. Maybe once every 15 years. Our REIT is positioned to move fast on these deals in the $6 trillion commercial real estate market.



Apartment Buildings Values Have Fallen 25% Since Q4 2021

Our Numbers:



$1.5B — 2020
$1.9B — 2021
$2.2B — 2022
$2.5B — 2023
2.75B — 2024

$2.75 Billion in Real Estate Volume and Growing

We've facilitated over $2.75 billion in real estate transactions and generated $70 million+ in lifetime revenue—$40 million of which came in the last five years. That's part of a 20+ year track record delivering positive results for investors and clients. With 26 states in operation and 14 markets already producing income, we've built a national footprint—and we're just getting started. *

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Revenue Growth - 5 Year Forecast

How You Could See a Return


Appreciation of Real Estate Interests

An increase in the value of our real estate property interests.


Special Dividends from Capital Events

When properties are refinanced or sold, and capital is returned, a special dividend is declared.


Dividend Income from Rents

Cash flow from rental income via regular dividends, with plans to pay quarterly payments.


Stock Price Appreciation

The stock itself can appreciate due to public demand.


Special Dividends from Real Estate Services

Our real estate services divisions, integrated within our holdings, can generate special dividends upon achieving net income.

PERKS

Get Bonus Shares: Only Available Here

Select your amount based bonus:

INVEST: $2,500+ FOR **5% BONUS**

INVEST: $10,000+ FOR **10% BONUS**

INVEST: $20,000+ FOR **15% BONUS**

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0% Bonus	+5% Bonus	+10% Bonus	+15% Bonus

$1,000 $2,500+ $10,000+ $20,000+ $250K

285.7	**0**	**285.7**
shares at $3.50	bonus shares	total shares

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Additional Perks for AARE Stockholders

Invest
$2,500+
with semi-annual updates

Receive
5%
Bonus Shares

✓ Discounts on real estate services.

✓ Free e-booklet by the CEO

✓ VIP access to leadership, and strategic calls.

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Invest
$10,000+
with quarterly updates

Receive
10%
Bonus Shares

✓ Discounts on real estate services.

✓ Free signed book by the CEO.

✓ Access to *7 Steps to Powerful Paychecks* video series.

✓ VIP access to virtual events, and pre-recorded strategic calls.

INVEST NOW

Invest
$20,000+
with quarterly updates

Receive
15%
Bonus Shares

✓ Discounts on real estate services.

✓ Free signed book by the CEO.

✓ Access to *7 Steps to Powerful Paychecks* video series.

✓ Access to *12 Steps to Real Estate Syndication* video series.

✓ VIP access to leadership, in person events and live strategic calls.

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Now Is the Moment to Invest in Commercial Real Estate.

01:50

Timeline





2004

AARE was Founded

Andrew Michael Arroyo established AARE as a single-shareholder company with a vision to build a faith-driven real estate enterprise. From the beginning, the mission was clear: combine professional excellence with a culture of integrity and generosity.



2008

Preparing for the Downturn

As the market approached one of the most significant housing crises in U.S. history, AARE took a disciplined approach. By transitioning a large part of the founder's investment portfolio into cash reserves and timing the market, the company was positioned to weather the storm and prepare for future opportunities.



2010

Launching an Investment Fund

During the foreclosure crisis, AARE launched its first private investment fund to assist homeowners and banks with unloading their distressed properties. This initiative not only helped stabilize neighborhoods but also provided investors with a way to participate in the recovery of the housing market.



2014

Rapid Growth in Sales & Investment Brokerage

From just 10 original members, AARE's sales brokerage expanded to over 100 professionals. This growth reflected the company's reputation for excellence, mentorship, and a member-first culture that attracted top talent.



2016

Generous Giving Program Established

AARE formalized its long-standing commitment to living generously by launching the Generous Giving Program. Through this initiative, a portion of company profits is donated to carefully vetted charities, allowing AARE members and clients to designate causes close to their hearts. The program became a cornerstone of AARE's mission, ensuring that success in business translates into meaningful impact in communities locally and globally.



2018

Diversification of Services

Recognizing the evolving needs of clients and investors, AARE diversified its offerings. The company expanded into residential and commercial sales, lending, property management, business opportunities, and syndication—becoming a full-service real estate firm. Uniquely, AARE opened the door for its members to participate in every facet of the business, with no gatekeeping, fostering collaboration and shared opportunity across the organization.



2020

With a scalable model and a strong team, AARE grew beyond its California roots to set up operations in 25 strategic states nationwide that cover 80% of the nation's annual transactions. This milestone marked the company's transformation into a national real estate firm with coast-to-coast impact.





2022

Preparing to Go Public

AARE transitioned from a private company to a public one, welcoming its first group of shareholders. This milestone created a foundation for long-term growth and gave investors the opportunity to share in the company's mission and success.





2025

Launch of REIT

Building on years of syndication experience, innovation and investor trust, AARE developed and is launching the first Real Estate Investment Trust (REIT) of its kind with community focus in mind. This step created a new pathway for individuals to invest in institutional-grade properties while staying aligned with the company's values of stewardship and generosity.

Your Investment Fuels the
Next Stage of Growth

We're scaling to capture this rare market moment, acquiring discounted commercial properties across the U.S. and preparing for global growth. Your capital directly supports that mission.

1. Buying More Properties, Fast

Up to 75% of funds will go directly into income-producing commercial buildings.

2. Expanding Nationwide (and Beyond)

Already active in 26 states, we're growing our portfolio in high-opportunity markets.

3. Positioning for IPO and Public REIT

With key legal, audit, and REIT compliance infrastructure already in place, we're building toward a future public listing.



Company's Current Operations
Future Operations In The USA





How Our Members Generate Income

Diversified Revenue Streams

- Residential Services
- Commercial Services
- Business Opportunities
- Property Management
- Lending
- Syndications
- Investment Services

BUSINESS MODEL

Multiple Recurring Revenue Streams

Our approach is intentionally diversified to deliver stable cash flow, upside potential, and mission-aligned impact.



VISION

Purpose-Driven Profits

We believe in *living to give*, not *giving to get*. That's why we've adopted a model we call **Generous Capitalism®** that aligns financial performance with purpose. We apply the faith-based principles of fruit-bearing and ethical stewardship to generate income and manage property costs efficiently. Then we donate up to 20% of net income to vetted charitable causes. This amplifies our impact, and shareholders still benefit from strong, sustainable net income and long-term value creation.



Gross Income	Donate 10-20%	Net Income

Top Line Revenue	Cost of Goods & Expenses	Giving Per Share G.P.S.	Earnings Per Share E.P.S.

*Our company policy is to give up to 20% of our net income to charity. Net income is defined as top line revenue-Cost of goods sold-Expenses=Net income.













More Than Housing, We Build Belonging

Beyond giving, we strive to create thriving communities. That's why we partner with organizations like **Marketplace Chaplains** and **Apartment Life** to provide on-site resident care, host community-building events, and implement support systems that foster connection, well-being, and stability.

aare
Current & Future Valuation + Growth Forecast

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Customer testimonials **

★★★★★

"At AARE, you're surrounded by a team that truly walks the walk, holds each other to the highest standards, and always supports you personally and professionally."

Kristi Harden

★★★★★

"Everyone at AARE is given the opportunity to excel and grow as a Realtor, but what sets them apart is their Generous Giving program. The company donates a sizeable portion of the commission earned by the agent to charities that have partnered with them."

Andrew Thorne

★★★★★

"I've had the pleasure of hanging my license with AARE for 19 years and am so proud to be affiliated with a company who truly puts the client first."

Nicole Mazzola

★★★

"Becom finding c breath c here, I fe appreci haven't

Mindi Lan

Billion-Dollar Portfolios to Mission-Driven Businesses

Our team knows how to create value and scale it.



Andrew Arroyo
Founder & CEO

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Andrew has over 25 years of real estate experience. He has led AARE to over $2.75 billion in lifetime real estate transactions and pioneered its mission-driven business model, Generous Capitalism®. Andrew retains 88% ownership, demonstrating deep alignment with investors.



David Snyder
Strategic Investment Partner Operator & Advisor

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David brings 40+ years of commercial real estate expertise and has overseen more than $4 billion in multifamily real estate transactions. As founder of Continental Realty Group, he integrates faith-based values into high-level investment strategy.



Nick Bonner
Investment Director

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Nick has over 20 years experience as an investor, asset manager, and broker. He has completed 1,000+ transactions, leased 4.5M square feet in space, and completed nearly $900M in volume. He has worked with major institutions like Equity Office Properties and Kilroy Realty on assets valued over $250M. He leads the investment team at AARE and is charged with selecting the best performing investments.



Chuck Welden
Investment Partner Operator & Advisor

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With a J.D. and LL.M. in Taxation, Chuck brings over 30 years of multifamily investment and development experience. He helps guide AARE's purpose driven strategy, while also managing a family real estate company with nationwide holdings.



Clark Anctil
Finance Director

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Clark has over 12 years of finance experience and has worked with AARE for 5 years. He oversees capital planning, financial modeling, and investor reporting.



Tiffany Mohler
Head of Administration

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Tiffany brings 13 years of real estate operations experience and has been with AARE for 8 years. She oversees compliance, internal systems, and HR for the expanding national team.

Frequently Asked Questions

1. What kind of shares are you issuing?   ×

Class A Common Shares

2. Where can I find the company's SEC filings?   ×

All of our regulatory filings , including financial reports, can be found here.

3. How much are you raising?   ×

Up to $5,000,000 in our currently active Reg CF offering (now open for investments) and up to $72,082,500 in our forthcoming Reg A offering which was filed with the SEC on 9/25/25. Due to the government shutdown on 10/1/25, the Reg A filing has not yet been reviewed or qualified. We will update investors when we launch the Reg A offering once the government shutdown ends and the SEC responds to our filing.

4. How will I get a return on my investment?   ×

Investing in early stage companies is risky and there is no guarantee you will get a return on your investment. However, an exit opens up the opportunity where you could convert your shares into cash or a more liquid asset. Exits include going public, getting acquired by a larger company, or our company buying back shares. If the value of our company grows, then you have a higher potential of making a profit on your investment during one of these exits. With that said, AARE's growth strategy directly links to its income generation and shareholder returns. Investors can see returns on AARE stock in five main ways:

• **Appreciation of Real Estate Interests:** An increase in the value of our real estate property interests.

• **Special Dividends from Capital Events:** Special dividends are declared when properties are refinanced or sold, and capital is returned.
• **Dividend Income from Rents:** Cash flow from rents provides dividend income, typically quarterly, offering a yield on the current stock price. We aim to transition to monthly dividend payments as soon as possible.
• **Stock Price Appreciation:** The stock price can appreciate due to public demand.
• **Special Dividends from Real Estate Services:** Our integrated real estate services divisions can generate special dividends upon achieving net income.

5. When will I receive my shares?   ×

Shares will be distributed after the investment funds clear. This typically takes around 30 days after the investment.

6. Are there higher fees if you invest via credit card vs. ACH?   ×

No, costs are the same, regardless of how you invest.

7. Why invest in startups?   ×

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

8. How much can I invest?   ×

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

9. How do I calculate my net worth?   ×

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

10. What are the tax implications of an equity crowdfunding investment? ×

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

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11. Who can invest in a Regulation CF Offering? ×

Individuals over 18 years of age can invest.

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12. What do I need to know about early-stage investing? Are these investments risky? ×

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

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13. When will I get my investment back? ×

The Common Stock (the "Shares") of [company name] (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

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14. Can I sell my shares? ×

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions. The exceptions are sales to:
(i) to the Company;
(ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
(iii) as part of an offering registered under the Securities Act with the SEC; or
(iv) to a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

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15. Exceptions to limitations on selling shares during the one-year lockup period: ×

In the event of death, divorce, or similar circumstance, shares can be transferred to:

The company that issued the securitiesAn accredited investorA family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

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16. What happens if a company does not reach their funding target? ×

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

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17. How can I learn more about a company's offering? ×

All available disclosure information can be found on the landing pages for our Regulation Crowdfunding offering.

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18. What if I change my mind about investing? ×









occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

19. How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

20. What relationship does the company have with DealMaker Securities?

DealMaker Securities is serving as the intermediary for this offering. Once an offering ends, there is no guarantee that DealMaker Securities will have a relationship with the company. The company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

Sources
1. https://www.costar.com/article/1328050268/nearly-half-the-47-trillion-property-debt-market-matures-by-2026
2. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements.

* Past performance is no guarantee of future results. Current performance may be lower or higher than the performance quoted.

** The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success.

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